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                                              ----------------------------------
                                                          OMB APPROVAL
                                              ----------------------------------
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                                              OMB Number:  3235-0145
                                              Expires:  December 31, 2005
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to File 13d-2(a)


                             Bresler & Reiner, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)

                                   107336-10-9
                            ------------------------
                                 (CUSIP Number)

                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 568-6060

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 31, 2003
                              -------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 2  of  10 Pages
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                                   Bresler Family
                                   Investors, L.L.C.
                                   52-1989146
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:



________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                                   Maryland

________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        1,049,643 shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   281,520 shares of common stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        1,049,643 shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   -0- shares of common stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,331,163 shares of common stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   48.61%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                                    OO
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 3  of  10 Pages
________________________________________________________________________________

________________________________________________________________________________

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                                   Charles S. Bresler
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:



________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                   [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


                                   United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        1,049,643 shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   281,520 shares of common stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        1,049,643 shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   -0- shares of common stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,331,163 shares of common stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   48.61%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                                   IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 4  of  10 Pages
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                                   Fleur S. Bresler
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:



________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


                                   United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        -0- shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   141,384 shares of common stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        141,384 shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   -0- shares of common stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   141,384 shares of common stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   5.16%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                                   IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 5  of  10 Pages
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                                   I. Wistar Morris, III
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:



________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


                                   United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        -0- shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   140,136 shares of common stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        34,300 shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   105,863 shares of common stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   140,136 shares of common stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   5.12%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                                   IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 6  of  10 Pages
________________________________________________________________________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
                                   Martha H. Morris
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   SOURCE OF FUNDS:



________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]



________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


                                   United States
________________________________________________________________________________
               7.   SOLE VOTING POWER

  NUMBER OF                        -0- shares of common stock

   SHARES      _________________________________________________________________
               8.   SHARED VOTING POWER
BENEFICIALLY
                                   105,863 shares of common stock
  OWNED BY
               _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING                        -0- shares of common stock

   PERSON      _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
    WITH
                                   105,863 shares of common stock

________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   105,863 shares of common stock

________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   3.87%

________________________________________________________________________________
14.  TYPE OF REPORTING PERSON

                                   IN
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 7  of  10 Pages
________________________________________________________________________________


Item 1. Security and Issuer.

         This statement relates to the common stock (the "Common Stock") of Bresler & Reiner, Inc. (the "Company"). The Company's principal offices are located at 401 M Street, S.W., Waterside Mall, Washington, D.C. 20024.

Item 2. Identity and Background.

      (a) This statement is being filed by (i) Bresler Family Investors, LLC, a Maryland limited liability company ("BFI"), with respect to shares beneficially owned by it; (ii) Charles S. Bresler with respect to shares beneficially owned by Mr. Bresler and BFI; (iii) Fleur S. Bresler with respect to shares beneficially owned by Mrs. Bresler; (iv) I. Wistar Morris, III, with respect to shares beneficially owned by Mr. Morris; and (v) Martha M. Morris, with respect to shares beneficially owned by Mrs. Morris. Mr. Bresler is the sole manager and owns a 97% membership interest in BFI. Mrs. Bresler owns a 1% membership interest in BFI and Sidney Bresler owns a 2% membership interest in BFI. BFI, Mr. Bresler, Mrs. Bresler, Mr. Morris and Mrs. Morris are collectively referred to herein as the "Filing Persons." The undersigned hereby file this statement on
Schedule 13D on behalf of the Filing Persons pursuant to Rule 13d-1(k)(1)-(2) under the Securities Exchange Act of 1934, as amended (the "Act"). The Filing Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.

         (b) The business address of BFI, Mr. Bresler and Mrs. Bresler is 401 M Street, S.W., Waterside Mall, Washington, DC 20024.

         The business address of Mr. Morris and Mrs. Morris is: c/o Boenning & Scattergood, Inc., 4 Tower Bridge, Suite 300, 200 Barr Harbor Drive, West Conshohocken, Pennsylvania 19428-2979.

         (c) The principal business of BFI is to hold securities and assets on behalf of its members. Mr. Bresler's principal occupation is as Chairman of the Board of the Company.

         Mr. Morris' principal occupation is as a registered representative at Boenning & Scattergood, Inc., which is a NASD registered broker-dealer, as well as a Senior Investment Consultant with The Pennsylvania Trust Company.

         (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. Bresler, Mrs. Bresler, Mr. Morris and Mrs. Morris is a citizen of the United States.

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 8  of  10 Pages
________________________________________________________________________________


Item 3. Source and Amount of Funds or Other Consideration.

         The Filing Persons are submitting this statement in connection with BFI entering into agreements with (i) Mr. Morris, Mrs. Morris and their named affiliates, and (ii) Mrs. Bresler, with respect to such parties' shares of Common Stock (collectively, the "Agreements"). Copies of the Agreements are attached to this statement and are made a part hereof. Under the terms of the Agreements, Mr. Morris, Mrs. Morris and their named affiliates and Mrs. Bresler (collectively, the "Contracting Parties") (i) granted BFI a right of first refusal with respect to sales by the Contracting Parties of shares of Common Stock owned by the Contracting Partners; (ii) agreed to refrain from engaging in certain transactions relating to the control of the Company without the prior consent of BFI; and (iii) agreed to vote their shares of Common Stock as directed by BFI for directors of the Company's board of directors. In consideration of entering into the Agreements, BFI paid the Contracting Partners $0.50 for each share of Common Stock subject to the Agreements (the "Purchase Price"). BFI obtained funds for the Purchase Price from cash on hand.

Item 4. Purpose of Transaction.

         The Filing Persons other than BFI and Mr. Bresler entered into the Agreements because they support the management policies and philosophies of Mr. Bresler and desire to ensure that the Company would continue to be operated in accordance with those management policies and philosophies.

Item 5. Interest in Securities of the Issuer.

         (a) BFI beneficially owns 1,331,163 shares of Common Stock, which constitutes 48.61% of the Common Stock outstanding of the Company (based upon 2,738,606 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (the "Form 10-Q")).

         Mr. Bresler, through BFI, beneficially owns 1,331,163 shares of Common Stock, which constitutes 48.61% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

         Mrs. Bresler beneficially owns 141,384 shares of Common Stock, which constitutes 5.16% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

         Mr. Morris beneficially owns 140,136 shares of Common Stock, which constitutes 5.12% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

         Mrs. Morris beneficially owns 105,863 shares of Common Stock, which constitutes 3.87% of the Common Stock outstanding of the Company (based upon the number of shares outstanding reported on the Form 10-Q).

         (b) BFI has the sole voting power and power to dispose 1,049,643 shares of Common Stock. BFI shares voting power with respect to (i) 141,384 shares of Common Stock with Mrs. Bresler and (ii) 140,136 shares of Common Stock with Mr. Morris, Mrs. Morris and their named affiliates, each pursuant to the terms of the Agreements.

         Mr. Bresler, through BFI, has the sole voting power and power to dispose 1,049,643 shares of Common Stock. Mr. Bresler, through BFI, shares voting power with respect to (i) 141,384 shares of Common Stock with Mrs. Bresler and (ii) 140,136 shares of Common Stock with Mr. Morris, Mrs. Morris and their named affiliates, each pursuant to the terms of the Agreements.

         Mrs. Bresler shares voting power with BFI with respect to 141,384 shares of Common Stock pursuant to the terms of the Agreement and has sole dispositive power with respect to such 141,384 shares of Common Stock.

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 9  of  10 Pages
________________________________________________________________________________

         Mr. Morris shares voting power with BFI pursuant to the terms of the Agreement and with Mrs. Morris with respect to 140,136 shares of Common Stock. Mr. Morris has sole dispositive power with respect to 34,300 shares of Common Stock and shares dispositive power with Mrs. Morris with respect to 105,863 shares of Common Stock.

         Mrs. Morris shares voting power with BFI pursuant to the terms of the Agreement and with Mr. Morris with respect to 140,136 shares of Common Stock. Mrs. shares dispositive power with Mr. Morris with respect to 105,863 shares of Common Stock.

         (c) BFI purchased 25,000 shares of Common Stock in a private transaction on January 28, 2003 for $41.75 per share (for an aggregated purchase price of $1,043,750).

         (d) N/A

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3 above.


Item 7.  Material to be Filed as Exhibits.

         Attached hereto are the following:

         99.1 Agreement, dated as of January 31, 2003, by and among Bresler Family Investors, L.L.C.; The Cotswold Foundation Trust; Eleventh Generation, L.P.; Martha M. Morris, as Trustee f/b/o Eleanor W. Morris; Martha M. Morris, as Trustee f/b/o Lydia P. Morris; I. Wistar Morris, III, Keough; I. Wistar Morris, III, IRA; I. Wistar Morris, III; Martha H. Morris; Martha H. Morris, Trustee f/b/o Andrew B. Hamilton; and Martha H. Morris, Trustee f/b/o Helen H. Hamilton; and

         99.2 Agreement, dated as of January 31, 2003, by and between Bresler Family Investors, L.L.C. and Fleur S. Bresler.

________________________________________________________________________________

CUSIP No. 107336-10-9                13D                   Page 10 of  10 Pages
________________________________________________________________________________


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, each of the parties set forth below certifies that the information set forth in this statement relating to such party is true, complete and correct.

                                   Dated:       February 6, 2003

                                   BRESLER FAMILY INVESTORS, L.L.C.

                                   By:  /s/ Charles S. Bresler
                                        --------------------------
                                        Name:  Charles S. Bresler
                                        Its: Manager


                                        /s/ Charles S. Bresler
                                        --------------------------
                                        Charles S. Bresler


                                        /s/ Fleur S. Bresler
                                        --------------------------
                                        Fleur S. Bresler


                                        /s/ I. Wistar Morris, III
                                        --------------------------
                                        I. Wistar Morris, III


                                        /s/ Martha H. Morris
                                        --------------------------
                                        Martha H. Morris